Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128903
PROSPECTUS
26,000,000 Shares
Weatherford International Ltd.
Common Shares
        Precision Drilling Corporation, the selling shareholder, will distribute 26,000,000 of our common shares to its shareholders under this prospectus. Neither Precision nor we will receive any proceeds from this distribution.
      Our common shares are listed for trading on the New York Stock Exchange under the symbol “WFT.”
       You should carefully review and consider the information under the heading “Risk Factors” beginning on page 1 of this prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 3, 2005.

WEATHERFORD INTERNATIONAL LTD.
      We provide equipment and services used for drilling, completion and production of oil and natural gas wells throughout the world. We conduct operations in approximately 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. Our offerings include drilling services and equipment, well installation services, fishing and intervention services, completion systems and all forms of artificial lift. We offer step-change technologies, including expandable technology, production optimization systems, underbalanced systems and drilling with casing.
      On August 31, 2005, we acquired the Energy Services and International Contract Drilling divisions of Precision Drilling Corporation (“PDC”) in exchange for 26,000,000 of our common shares and cash of Can $1.13 billion (approximately US$945 million). The Energy Services division is a global provider of cased hole and open hole wireline services, drilling and evaluation services and production services. The International Contract Drilling division is an international land rig contractor. The acquisition included 48 land rigs primarily working in the Middle East and North Africa and an extensive fleet of specialized rig transport equipment.
      Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is (713) 693-4000.
RISK FACTORS
      The securities to be offered by this prospectus may involve a high degree of risk. When considering an investment in any of these securities, you should consider carefully the following factors as well as the other information set forth or incorporated by reference in this prospectus, including the risks and other disclosure that are presented in (i) our Annual Report on Form 10-K for the year ended December 31, 2004, (ii) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and (iii) our definitive proxy statement, filed with the SEC on April 4, 2005, under the headings “Forward-looking Statements”, “Risk Factors” and “Exposures”.
International Exposure
      Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia Pacific region and the Commonwealth of Independent States, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our operations may be restricted or prohibited in any country in which these risks occur. In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

•	disruption of oil and natural gas exploration and production activities;

•	restriction of the movement and exchange of funds;

•	inhibition of our ability to collect receivables;

•	enactment of additional or stricter U.S. government or international sanctions; and

•	limitation of our access to markets for periods of time.
Currency Exposure
      Approximately 35.8% of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income in the shareholders’ equity section in our Condensed Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Condensed Consolidated Statements of Income. Such remeasurement and transactional losses may adversely impact our results of operations.

      In certain foreign countries, a component of our cost structure is U.S. dollar denominated, whereas our revenues are partially local currency based. In those cases, a devaluation of the local currency would adversely impact our operating margins.
Investment Exposure
      We own approximately 21% of the common stock of Universal Compression Holdings, Inc. (NYSE: UCO). We account for this ownership interest using the equity method of accounting, which requires us to record our percentage interest in Universal’s results of operations in our consolidated statements of operations. Accordingly, fluctuations in Universal’s earnings cause fluctuations in our earnings.
Litigation and Environmental Exposure
      In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe any of our current items of litigation will result in any material uninsured losses to us. However, it is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring.
      We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve material expenditures.
Industry Exposure
      The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.
Terrorism Exposure
      The terrorist attacks that took place in the U.S. on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our businesses. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our businesses.
Tax Exposure
      On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization, and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on the Company’s financial statements.

Acquisition Integration Exposure
      In August of 2005, we acquired the Energy Services and International Contract Drilling divisions of PDC. The divisions purchased are substantial businesses, and integrating those businesses with our other operations and product lines will take significant focus and effort from our management and employees. The integration of this or any other acquisition we make may include unexpected costs and temporarily divert attention from our normal operations. We also cannot be certain that we will realize anticipated synergies from any acquisition.
Drilling Industry Exposures

Our new Precision Drilling International division operates in a competitive and cyclical industry.
      Our acquisition of the international contract drilling division of PDC included 48 land rigs primarily working in the Middle East and North Africa and an extensive fleet of specialized rig transport equipment. The contract drilling business is highly competitive. Drilling contracts are generally awarded through a competitive bid process. Price competition, rig availability and the quality and technical capability of service and equipment are the most significant competitive factors. If our Precision Drilling International division is not able to compete with larger drilling companies, we may not be able to secure the most lucrative drilling contracts, which could adversely impact this division’s results of operations.
      The drilling industry historically has been cyclical, marked by periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. We may be required to idle rigs or to enter into lower dayrate contracts during future industry downturns. Lower utilization and dayrates in one or more of the regions in which we operate would adversely affect the revenues and profitability of our Precision Drilling International division and could result in wide fluctuations in this division’s results of operations from quarter to quarter.
      Prolonged periods of low utilization and dayrates could cause us to recognize impairment charges on our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these rigs may not be recoverable.

Drilling operations are capital intensive and expose us to risk of loss of major assets.
      Drilling rigs are major capital assets that require significant investment to own and maintain. Our drilling contracts generally allocate to us the risk of loss of our assets in a catastrophe. Although most of our rigs are insured, we may not be able to insure them in all cases for reasonable premiums and with acceptable deductible and other terms.

The terms of our drilling contracts may result in negative cash flows or losses during the term of the contract.
      Our contracts generally provide for a basic dayrate during drilling operations, with lower rates or no payment for periods of equipment breakdown, adverse weather or other conditions that may be beyond our reasonable control. During periods of lower dayrates, our revenues under these contracts may be materially reduced, although the cost structure is largely fixed, which could significantly reduce this division’s cash flows and profitability.
      When a rig mobilizes to or demobilizes from an operating area, a contract may provide for different dayrates, specified fixed payments or no payment during the mobilization or demobilization. In some cases, the mobilization or demobilization rates negotiated in those contracts may not match the expenses we incur in connection with mobilization or demobilization, which could negatively impact this division’s cash flows.
      Contracts to employ our drilling rigs have a term based on a specified period of time or the time required to drill a specified well or number of wells. The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term, or by exercising a right of first refusal. An unexpected extension of an existing contract may preclude us from bidding on another contract which might have generated greater revenues.

We may suffer losses if our customers terminate or seek to renegotiate drilling contracts.
      Certain of our Precision Drilling International division’s contracts with customers may be cancellable upon specified notice at the option of the customer. Other contracts require the customer to pay a specified early termination payment upon cancellation, which payments may not fully compensate us for the loss of the contract. Contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods of time by reason of acts of God, excessive rig downtime for repairs or other specified conditions. Early or unexpected termination of a contract may result in a rig being idle for an extended period of time without generating revenue, especially if we are not able to contract the affected rig to another party within a short period of time. During depressed market conditions, a customer may no longer need a rig that is under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their drilling contracts or avoid their obligations under those contracts, which could adversely affect our results of operations and cash flows.
Bermuda Governance Risks

We are a Bermuda exempted company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.
      We are a Bermuda exempted company. As a result, the rights of holders of our shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. One of our directors and some of the named experts referred to in this report are not residents of the U.S., and a substantial portion of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.
      Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

Our Bye-laws have anti-takeover provisions that may discourage a change of control. These anti-takeover provisions could result in a lower market price for our shares and may limit a shareholder’s ability to obtain a premium for our shares.
      Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares and this may cause the market price of our shares to decrease significantly. These provisions also provide for:

•	directors to be removed only for cause;

•	restrictions on the time period in which directors may be nominated; and

•	the board of directors to determine the powers, preferences and rights and the qualifications, limitations and restrictions of our preference shares and to issue the preference shares without shareholder approval.
      Our board of directors may issue preference shares and determine their powers, preferences and rights and their qualifications, limitations and restrictions. The issuance of preference shares may delay, defer or prevent a merger, amalgamation, tender offer or proxy contest involving us.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports and other information with the SEC. You may read our SEC filings at the SEC’s website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
      We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and our common shares, please review the registration statement and the exhibits that are filed with it or incorporated by reference. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents we have filed with the registration statement to obtain a complete understanding of those documents.
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) after the date of this prospectus through the termination of the registration statement of which this prospectus is a part. Please read the following documents incorporated by reference in this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 11, 2005;

•	the amendment, on Form 10-K/ A, to our annual report for the year ended December 31, 2004 filed with the SEC on June 14, 2005;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 filed with the SEC on May 6, 2005 and August 1, 2005;

•	our current reports on Form 8-K filed on January 20, 2005, January 25, 2005, February 18, 2005, March 7, 2005, March 11, 2005, June 6, 2005 (as amended June 9, 2005), July 8, 2005, July 28, 2005, August 29, 2005, September 7, 2005 (as amended November 2, 2005), October 5, 2005, October 27, 2005 and October 31, 2005;

•	The description of our common shares contained in our Registration Statement on Form 8-A, filed with the SEC on May 24, 2002; and

•	all documents we file under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the registration statement of which this prospectus is a part.
      If the information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If the information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

Under no circumstances should the delivery to you of this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.
      You may request a copy of these incorporated documents at no cost, by writing or telephoning us at the following address: Weatherford International Ltd., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Investor Relations (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing at the above address or at the above telephone number or visit our world wide web site at www.weatherford.com. Information on our website is not incorporated by reference in this prospectus.
SELLING SHAREHOLDER
      This prospectus is part of a registration statement that we filed pursuant to registration rights we granted to PDC under an agreement we entered into in connection with our acquisition of the Energy Services and International Contract Drilling Divisions of PDC.
      As part of the consideration we paid for that acquisition, PDC received 26,000,000 of our common shares or approximately 15.1% of our issued and outstanding common shares.
      PDC has advised us that it will distribute all of the 26,000,000 common shares it holds (the “Shares”) to its shareholders using this prospectus. PDC will not receive any proceeds from the distribution of the Shares.
PLAN OF DISTRIBUTION
      PDC has advised us that it intends to distribute the Shares on or before its planned conversion to an income trust pursuant to a plan of arrangement in accordance with the Business Corporations Act (Alberta). Pursuant to that plan of arrangement, which is subject to shareholder and court approval, PDC shareholders will receive a pro-rata distribution of the Shares and cash in addition to trust units in the new income trust. If the plan of arrangement is not completed, PDC has advised us that it intends to distribute the Shares to its shareholders as a pro rata dividend distribution, subject to regulatory approvals.
      In either case, PDC will distribute the Shares as a pro-rata distribution to its shareholders, and PDC has advised us that the distribution will not involve brokers or dealers.
      Pursuant to PDC’s registration rights, we will bear the costs, expenses and fees of the registration of the Shares, other than any selling expenses attributable to the sale of shares, which Precision will bear.
CERTAIN PROVISIONS OF BERMUDA LAW
      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.
      The Bermuda Monetary Authority has given its consent for the issue and free transferability of our shares, up to the amount of our authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, and the issue of options, warrants, depository receipts, rights, loan notes and other of our securities and the subsequent free transferability thereof, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
      In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.
LEGAL MATTERS
      Certain Bermuda legal matters in connection with the securities will be passed upon for us by our special Bermuda counsel, Conyers Dill & Pearman. An employee of that firm’s affiliated company, Codan Services Limited, is one of our assistant secretaries.
EXPERTS
      The consolidated financial statements of Weatherford International Ltd. appearing in Weatherford International Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2004 including a schedule appearing therein, and Weatherford International Ltd. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements and the related consolidated financial statement schedule of Universal Compression Holdings, Inc. (“UCH”) and Universal Compression, Inc. as of March 31, 2005 and 2004, and for each of three years in the period ended March 31, 2005 and UCH management’s report on the effectiveness of internal control over financial reporting as of March 31, 2005, incorporated in this prospectus by reference from Universal Compression Holdings, Inc.’s and Universal Compression, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2005 incorporated by reference in the Annual Report on Form 10-K/A of Weatherford International Ltd. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.